Filed by Citigroup Inc.

Pursuant to Rule 425

Under the Securities Act of 1933

Subject Company: Nikko Cordial Corporation

Commission File No.: 1-9924

October 29, 2007

Nikko Cordial Corporation

Notice Concerning the Amount of Quarterly Dividend Payment

for the Second Quarter of the Fiscal Year Ending March 31, 2008

Nikko Cordial Corporation (the “Company” or “NCC”) hereby announces that the Board of Directors, at its meeting held today, has decided to make the following quarterly dividend payment with respect to its retained earnings for the second quarter of the fiscal year ending on March 31, 2008, record date of which is September 30, 2007.

1.	The Second Quarter Dividend
	Amount	Latest dividend Forecast (Disclosed in Sep 20,2007)
Record Date	September 30, 2007	September 30, 2007
Per Share Dividend	8 Yen	8 Yen
Dividends Paid	7,734 million yen	-
Effective Date	Friday, November 27, 2007	-
Dividend Source	Retained Earnings

The payout ratio is 35%, which is calculated based on 12 Yen of total per share dividend in this fiscal year and 33,415 million yen of consolidated net income for the first half of fiscal year ending March 31, 2008.

(Reference)

   I    Dividend payments

	1Q	2Q	3Q	4Q	Fiscal Year Total
Per Share Dividend for Fiscal Year ending March 31, 2008	4 Yen	8 Yen	TBD	TBD	TBD
Per Share Dividend for Fiscal Year ended March 31, 2007	6 Yen	6 Yen	10 Yen	2 Yen	24 Yen

This material is an English translation of a Japanese announcement made on October 29, 2007. Although the Company intended to faithfully translate the Japanese document into English, the accuracy and correctness of this translation are not guaranteed.

II    Dividend Policy

Our basic dividend policy has been to distribute profits actively based on consolidated earnings, while seeking to strengthen our financial position. Specifically, approximately 50% of the Company’s consolidated net income for a fiscal year has been paid as dividends. In principle, the annual dividend per share has been at least 8 yen.

By the end of October 2007, the Company intends to enter into an agreement for a share exchange transaction with Citigroup Japan Holdings Ltd. (“CJH”), whereby the Company will become a wholly owned subsidiary of CJH, and holders of the NCC common shares will receive Citigroup Inc. common shares in exchange for their NCC common shares. The basic dividend policy for the third quarter and beyond is expected to be changed in connection with the share exchange agreement. In light of the situation, the Company decided the per share dividend for the second quarter to be 8 yen.

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This material is for informational purposes only and does not constitute an offer of any securities or solicitation for exercising voting rights regarding the share exchange transaction with Citigroup Japan Holdings Ltd. and its 100% parent company, Citigroup Inc., announced on October 2, 2007. In connection with that share exchange, Citigroup Inc. has filed with the U.S. Securities and Exchange Commission a registration statement on Form S-4. Shareholders of Nikko Cordial Corporation are urged to read the prospectus and convocation notice that will be included as exhibits to the registration statement when they become available because they contain important information. Shareholders will be able to obtain a free copy of the prospectus, as well as other information, without charge, at the Securities and Exchange Commission website (http://www.sec.gov). Copies of the prospectus and the filings with the Securities and Exchange Commission that are incorporated by reference in the prospectus can also be obtained, without charge, from Citigroup Document Services at 877 936 2737 inside the United States (outside the United States at 1 718 765 6514), by e-mailing a request to docserve@citigroup.com, or by writing to: Citigroup Document Services 140 58th Street, Suite 8G Brooklyn, NY 11220, USA.

Forward-looking Statements

Certain statements in this document are “forward-looking statements.” These statements are based on management’s current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from those included in these statements due to a variety of factors. More information about these factors is contained in the company’s public filings.

This material is an English translation of a Japanese announcement made on October 29, 2007. Although the Company intended to faithfully translate the Japanese document into English, the accuracy and correctness of this translation are not guaranteed.